Pricing Supplement Dated May 11, 2009 Rule 424(b)(3)

(To Prospectus Supplement Dated November 24, 2008 File No. 333-135813

and Prospectus Dated July 17, 2006) Pricing Supplement No. 2009-2

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate: Under $15,000 to $50,000 and

$15,000 $49,999 Over

Rate Yield Rate Yield Rate Yield

2.35% 2.38% 2.50% 2.53% 2.65% 2.68%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment plan. An additional $25 if automatic deduction from a GE employee payroll or GE pension check is authorized within the first 30 days after an investment account is opened.

Effective Dates: May 11, 2009 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.

Additional Information:

THE COMPANY

At March 31, 2009, the Company had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $482.681 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Three Months ended March 31,
2004	2005	2006	2007	2008	2009

1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.